SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)

(Amendment No. 1)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

21077F100
(CUSIP Number)

Kenneth R. Peak Contango ORE, Inc. 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098 (713) 960-1901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Kenneth R. Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
739,780 shares of Common Stock
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
739,780 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
796,447 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.3%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 291005106	13D	Page 2 of 5

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on March 28, 2012.  Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                      Security and Issuer

Item 2.                      Identity and Background

Item 2 is hereby deleted in its entirety and amended as follows.

(a)      This Amendment No. 1 to Schedule 13D is filed by Kenneth R. Peak (“Mr. Peak” or the “Reporting Person”).

(b)      The Reporting Person’s business address is Kenneth R. Peak, 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

(c)      Mr. Peak is the Chairman of the Issuer.

(d)      Mr. Peak has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Mr. Peak has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      Mr. Peak is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

On March 22, 2013, the Reporting Person acquired 83,333 units purchased at a price of $12.00 per unit (each, a “Unit”) in connection with a private placement that closed on March 22, 2013 (the “Private Placement”).  Each Unit is comprised of one share of the Issuer’s Common Stock and a warrant to acquire one share of Common Stock at $10.00 per share (the “Warrant”). Mr. Peak obtained the funds used to purchase the Units from his personal working capital and from a Credit Line Agreement with UBS Bank USA.

Item 4.	Purpose of Transaction

Item 4 is supplemented and amended as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes.  Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

The Reporting Person is a director of the Issuer.  The Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented and amended as follows:

Upon the closing of the Private Placement, Mr. Peak has sole voting power and sole dispositive power over 739,780 shares of Common Stock.  Mr. Peak may be deemed to beneficially own an aggregate of 796,447 shares of Common Stock, which also includes vested stock options to purchase an additional 56,667 shares of Common Stock, which represents approximately 20.3% of the outstanding shares of Common Stock of the Issuer.  The amount reported does not include 83,333 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of the Warrant.

The percentage in this Item 5 is based upon 2,519,395 shares of Common Stock that were outstanding as of February 8, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10Q, which was filed on February 14, 2013, plus (a) an additional 1,230,999 shares of Common Stock issued in the Private Placement, and (b) vested stock options for 56,667 shares of Common Stock held by Mr. Peak.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Amendment No. 1 to Schedule 13D.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented and amended as follows:

In connection with the Private Placement, on March 22, 2013, Mr. Peak entered into a Subscription Agreement (“Subscription Agreement”) with the Issuer (together, Reporting Person and approximately twenty other purchasers each executing a subscription agreement with the Issuer, the “Investors”).  Pursuant to a subscription agreement, the Investors acquired an aggregate of 1,230,999 Units.  The transaction is described in detail in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 25, 2013.

The Investors also each entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 22, 2013, with the Issuer, pursuant to which the Issuer agreed to file a Registration Statement with the Securities and Exchange Commission at any time one year after the private placement in order to register the resale of the shares of Common Stock upon demand by the Investors.

The Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $10.00 per share.  The Warrant has a 5 year term and is exercisable commencing six months from the date of issuance, and may be exercised by paying the exercise price of $10.00 per share, or pursuant to a “cashless exercise.”

The foregoing descriptions of the Subscription Agreement, the Registration Rights Agreement and the Warrant do not purport to be complete and are qualified in its entirety by reference to such agreement.  See the Subscription Agreement, the Registration Rights Agreement and the Warrant, which are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:
Form of Subscription Agreement, dated as of March 22, 2013, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 2:
Form of Registration Rights Agreement, dated as of March 22, 2013, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

Exhibit 3:	Form of Warrant, dated as of March 22, 2013 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 25, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2013	/s/ Kenneth R. Peak
Kenneth R. Peak